UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Final Amendment)

                           HILCOAST DEVELOPMENT CORP.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   431313-10-5
                                 (CUSIP Number)

                                 Gerald F. Roach
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
           P.O. Box 2611, Raleigh, North Carolina 27602 (919) 821-1220
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Maurice Abraham Halperin
         ###-##-####

-------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [_]
-------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not applicable
-------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         [X]
-------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
-------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                           -0-
 NUMBER OF                 _______________________________________________
  SHARES                   8        SHARED VOTING POWER
                                           -0-
BENEFICIALLY               _______________________________________________
 OWNED BY                  9       SOLE DISPOSITIVE POWER
                                           -0-
EACH REPORTING             _______________________________________________
  PERSON                   10       SHARED DISPOSITIVE POWER
                                           -0-
---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           -0-
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0.0%
---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                             IN
---------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Barry Steven Halperin
         ###-##-####

-------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [_]
-------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not applicable
-------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         [X]
-------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
-------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                         -0-
 NUMBER OF                 _______________________________________________
  SHARES                   8        SHARED VOTING POWER
                                         -0-
BENEFICIALLY               _______________________________________________
 OWNED BY                  9       SOLE DISPOSITIVE POWER
                                         -0-
EACH REPORTING             _______________________________________________
  PERSON                   10       SHARED DISPOSITIVE POWER
                                         -0-
---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         -0-
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [_]
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         0.0%
---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                          IN
---------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Final Amendment to the Statement on Schedule 13D (the "Final Amendment") of the undersigned relates to the Common Stock, par value $.10 per share, of Hilcoast Development Corp., a Delaware corporation (the "Company").

         The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction.

         The information contained in Item 4 is hereby amended and supplemented by adding the information set forth in Item 6 below, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         The information contained in Item 5 is hereby amended and supplemented by adding the information set forth in Item 6 below, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 6 is hereby amended and supplemented by adding the information set forth below:

         On February 11, 1997, the shareholders of the Company approved an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 21, 1996 between the Company and FLA Acquisition Corp. ("Mergerco"), a Delaware corporation. Mergerco was formed by the Company's Chairman of the Board, Chief Executive Officer and largest stockholder, H. Irwin Levy, and the Stockholders. The Merger Agreement provides for the merger (the "Merger") of Mergerco, with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation").

         Pursuant to a subscription agreement between the Stockholders and Mergerco (the "Subscription Agreement"), on February 11, 1997, the Stockholders transferred to Mergerco all of the 585,032 Shares of the Company's Common Stock owned by the Stockholders in exchange for shares of the common stock of Mergerco comprising approximately 41.2% of the equity of Mergerco. A copy of the Subscription Agreement is filed with this Final Amendment as Exhibit 3 and is incorporated herein by reference.

         On February 12, 1997, according to the terms of the Merger Agreement, each outstanding Share (other than Shares held by Mergerco or any subsidiary of Mergerco, all of which were canceled, and other than shares held by dissenting stockholders who perfected their statutory appraisal rights under Delaware law), was converted into the right to receive $6.00 in cash, without interest. The effect of the Merger was to convert the Company from a publicly held to a privately held corporation wholly owned by Mr. Levy and the Stockholders. Upon completion of the Merger the Stockholders own 41.2% of the Surviving Corporation.

         The complete terms of the transaction are set forth in the Merger Agreement which is filed with this Final Amendment as Exhibit 4 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.


Exhibit                    Description                                          Status
----------------- ---------------------------------------------------- ==========================================
Exhibit 3         Subscription Agreement Between FLA Acquisition       Attached
                  Corp. and Maurice A. Halperin and Barry S. Halperin
----------------- ---------------------------------------------------- ==========================================
Exhibit 4         Agreement and Plan of Merger Between FLA             Filed as Exhibit A to the Company's Proxy
                  Acquisition Corp. and Hilcoast Development Corp.,    Statement filed with the Securities and
                  Dated, dated November 21, 1996                       Exchange Commission on January 21, 1997
                                                                       (SEC file No. 000-20530)
----------------- ---------------------------------------------------- ==========================================


                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                  Dated:  February 17, 1997



                             /s/ Maurice A. Halperin
                              Maurice A. Halperin



                              /s/ Barry S. Halperin
                               Barry S. Halperin

                                    Exhibit 3

              Subscription Agreement Between FLA Acquisition Corp.
                  and Maurice A. Halperin and Barry S. Halperin

                             SUBSCRIPTION AGREEMENT

                                November 15, 1996

         FLA Acquisition Corp., a Delaware corporation (the "Corporation"), Maurice A. Halperin and Barry S. Halperin (together, the "Subscribers") agree as follows:

         1. Subscription. The Subscribers subscribe for, and shall purchase, 4,125 shares of common stock (par value $.01 per share) of the Corporation (the "Shares"). The Corporation accepts the subscription and shall issue the Shares immediately prior to the Effective Time (as defined in the merger agreement dated November __,1996 between the Corporation and Hilcoast Development Corp.).

         2. Subscription Price. As consideration for the Shares, immediately prior to the Effective Time, the Subscribers (a) shall transfer to the Corporation an aggregate of 585,032 shares of common stock of Hilcoast Development Corp., which constitute all the shares of capital stock of Hilcoast Development Corp. beneficially owned by the Subscribers, and (b) shall loan to the Corporation up to $2,800,000 on the terms and conditions set forth in the promissory note attached as exhibit A to this agreement.

         3.       Miscellaneous.
                  (a) The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this agreement. Any waiver must be in writing,

                  (b) This Agreement shall be governed by and construed in accordance with the law of Delaware applicable to agreements made and to be performed in Delaware.

                  (c) This agreement may be executed in counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

                                             FLA ACQUISITION CORP.

                                             By:  /s/ H. Irwin Levy
                                             Name:
                                             Title:

                                               /s/ Maurice A. Halperin
                                              Maurice A. Halperin

                                              /s/ Barry S. Halperin
                                              Barry S. Halperin

                                    Exhibit A

                                 PROMISSORY NOTE

$2,800,000                                       February 10, 1997
                                                 _________, Pennsylvania


         FOR VALUE RECEIVED, FLA Acquisition Corp. (the "Borrower"), hereby promises to pay, on August 10, 1998 (the "Maturity Date"), the principal sum of Two Million Eight Hundred Thousand Dollars ($2,800,000), or such lesser amount as has been advanced hereunder, to the order of Maurice A. Halperin and Barry S. Halperin (collectively, the "Payee"), under a subscription agreement between the Borrower and the Payee dated as of November 15, 1996.

         The Borrower promises to pay interest, commencing on the date of this note, on the unpaid principal of this note at the rate of 7-1/2% per annum (calculated on the basis of a 365-day year and the actual number of days elapsed) on the Maturity Date.

         All payments shall be made in lawful money of the United States to the Payee at the offices of CV Reit, Inc., 100 Century Boulevard, West Palm Beach, Florida, or such other location as the Payee shall designate,

         The Borrower may prepay this note, in whole or in part, at any time and from time to time without premium or penalty. Any such prepayment shall be applied first to accrued interest and then to principal. If the Borrower prepays, in whole or in part, the note made this date by Borrower in favor of H. Irwin Levy, the Borrower shall prepay an equal percentage of this note.

         The Borrower shall pay or reimburse the Payee for all costs, fees and expenses incurred by the Payee for the collection of all sums due hereunder including, but not limited to, reasonable attorneys' fees and court costs.

         The Borrower waives presentment, demand for payment, notice of nonpayment and all other notices or demands in connection with the performance or default of this note. No delay or failure on the part of the payee to exercise any right under this note shall operate as a waiver of that or any other right of the Payee and no right or remedy of the Payee shall be deemed abridged or modified by any course of conduct. Any waiver must be in writing.

         This note shall be governed by and construed in all respects in accordance with the law of the State of Delaware applicable to agreements made and to be performed in Delaware, and cannot be amended or discharged orally.

         IN WITNESS WHEREOF, the Borrower has executed and delivered this note as of the date first above written.

                          FLA ACQUISITION CORP.


                          By:      _________________________________________
                          Name:    _________________________________________
                          Title:   _________________________________________